UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check  One):  [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q
     [ ] Form N-SAR

          For Period Ended:   September 30, 2002
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended.

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION
ADDvantage Technologies Group, Inc.
------------------------------------
Full Name of Registrant
ADDvantage Media Group, Inc.
-----------------------------
Former Name if Applicable

1605 E. Iola
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Address of Principal Executive Officer (Street and Number)

Broken Arrow, OK  74012
-------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form, 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach Extra Sheets if Needed)

The Registrant incurred certain delays in investigating and developing the facts necessary to determine whether an inventory impairment charge should be made and, if so, what the amount of the charge should be. This entailed both a careful review of the Registrant's current inventory and a review of the market prices of the same and comparable equipment.


As a result of the significant time and effort expended by the Registrant's management in connection with these matters, the Registrant will not be in a position to timely file its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002. Nevertheless, the Registrant does intend to file its Annual Report on Form 10-KSB for the 2002 fiscal year no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities

Exchange Act of 1934, as amended. SEC 1344 (2-99)

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification


     Adam Havig                         (918)          251-9121
   ---------------                   -----------  ------------------
       (Name)                        (Area Code)  (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If answer is no, identify report(s).
                                              [X] Yes    [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X ]Yes     [] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The company has recorded a $1.4 million charge for impairment of its inventory due to a decline in the market prices of new and used equipment in its inventory. This has been the primary reason for a 23% decline in the net income of the Company from 2001 to 2002.


                     ADDvantage Technologies Group, Inc.
                --------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 30, 2002                       By /S/ Kenneth A. Chymiak
                                                 -----------------------------
                                                 Kenneth A. Chymiak, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                     Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

1. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

1. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

1. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

1. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (2323.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).